Exhibit 12.1
Molina Healthcare, Inc.
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	2007	2006	2005	2004	2003
Earnings:
Income before income taxes	$93,696	$73,458	$43,851	$87,685	$66,413
Add: fixed charges	8,619	5,035	4,381	3,274	3,183

Total earnings	$102,315	$78,493	$48,232	$90,959	$69,596

Fixed charges:
Interest expense, including amortization of debt issuance costs	$4,631	$2,353	$1,529	$1,049	$1,452
Interest component of rent expense	3,988	2,682	2,852	2,225	1,731

Total fixed charges	$8,619	$5,035	$4,381	$3,274	$3,183

Ratio of earnings to fixed charges	11.9x	15.6x	11.0x	27.8x	21.9x